CONFIDENTIAL

May 26, 2021

SUBMISSION VIA EDGAR

Division of Corporation Finance Office of International Corporate Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attn: Michael Coco, Corey Jennings

Re:	Responses to the Securities and Exchange Commission
Staff Comments dated March 29, 2021, regarding
Engine Media Holdings, Inc.
Registration Statement on Form F-10
Submitted March 25, 2021
File No. 333-254709

Dear Sirs and Madams:

This letter responds to the written comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set forth in the May 21, 2021 letter regarding the above-referenced Registration Statement on Form F-10 (the “Registration Statement”) of Engine Media Holdings, Inc. (the “Company”, “we,” “our,” or “us”) submitted on March 25, 2021. For your convenience, the Staff’s comments are included below and we have numbered our responses accordingly.

Our responses are as follows:

General

Staff Comment No 1.

Please advise, with a view towards disclosure, as to the status of a NASDAQ listing application, including why announcements related to listing were issued in August 2020. Please advise as to whether listing has been approved.

Company’s Response:

Nasdaq has advised the Company that the initial listing analyst assigned to the listing application has completed their review of the listing application and has sent the file to the analyst responsible for completing the secondary review. We note that the initial listing analyst moves the file to secondary review if they believe the Company meets all applicable requirements for initial listing. While it is possible that the secondary review could result in additional questions, the Company expects to receive final listing approval from NASDAQ once it has cleared comments related to the Registration Statement. The Company will make the appropriate disclosure upon receipt of the approval letter.

Additionally, the announcement titled “Torque Esports Announces Name Change and Consolidation” disseminated in August 2020 in part disclosed that the Company had made application for listing on NASDAQ. Because the announcement in question alerted the market to the Company’s share consolidation, it was necessary, in the view of the Company, to explain the purpose of the share consolidation which was to meet NASDAQ listing requirements. That is reflected in the announcement in the following sentence “In addition, in connection with the Company’s application to list its common shares for trading on NASDAQ Capital Market (“NASDAQ”), it will consolidate its common shares on the basis of 15 pre-consolidated common shares to one (1) post-consolidated common share (the “Consolidation”)…” Had the Company not disclosed the purpose of the share consolidation, the market may have had uncertainty regarding its purpose and potentially misinterpreted the Company’s decision to seek a share consolidation.

Staff Comment No 2.

Please clarify the extent to which your announcements related to material debentures and other financing arrangements have been disclosed in your filings.

Company’s Response:

The Company has provided full disclosure of each material debenture and financing arrangement in its Canadian filings. Such disclosure is reflected in the exhibits to the Registration Statement. The Company is regulated by both the Ontario Securities Commission and the Toronto Venture Exchange, each of which require full disclosure of all material items including debt and equity financing arrangements. The Company believes it has fully complied with such disclosure requirements and as such has fully disclosed in its filings all material debentures and other financing arrangements that have been announced.

Staff Comment No. 3.

Please disclose the material terms of the esports tournament arrangements from your November 2020 announcement.

Company’s Response:

The Company does not view the November 23, 2020 pre-market announcement titled “ENGINE MEDIA TEAMS WITH PANASONIC SYSTEM SOLUTIONS COMPANY ON THE PANASONIC UMG COLLEGIATE CLASH ESPORTS TOURNAMENT” as having any material terms. The Company regularly organizes esports tournaments with various partners and press releases those tournaments and each relevant partner. Such press releases are in the ordinary course of business as the Company seeks to support the burgeoning esports market by creating awareness among participants and potential partners. The November 23, 2020 press release does note represent the generation of material revenue nor the entry into a material agreement.

We note that in addition to the Company’s determination that such announcement was not material, we do not believe shareholders viewed this announcement as material. Following announcement pre-market on November 23, 2020 the Company’s stock price rose from $7.35 at open to $7.55 at close, on volume which was in the normal range for the Company. Such increase represents a change of 2%, which is within normal fluctuations on trading days.

Staff Comment No. 4.

Please tell us your current plans for your Form 40FR12B filed on July 14, 2020.

Company’s Response:

The Company intends to withdraw its Form 40FR12B forthwith.

* * * * *

Thank you for your review of the filing. If you should have any questions regarding the response letter, please do not hesitate to contact the undersigned at (416) 367-7388.

Sincerely,
Dorsey & Whitney LLP

/s/ Richard Raymer
Richard Raymer

cc: Louis Schwartz, Engine Media Holdings, Inc.